Exhibit 1
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For Immediate Release                                            17 January 2007


                              WPP GROUP PLC ("WPP")

                             NOTIFICATION OF RESULTS


WPP will be announcing its Preliminary Statement for the year ended 31 December 2006 on Friday, 23rd February 2007.


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